Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)
Suite 1201 - 1166 Alberni Street
Vancouver, BC  V6E 3Z3

Item 2.	Date of Material Change

October 6, 2009

Item 3.	News Release

The News Release dated October 6, 2009 was disseminated via Canadian Custom Disclosure Network, Canadian Business Network, US Wire: Top Metals Markets, International Wire: Germany, Austria & Switzerland (DACH) and General Wire European Investor Network - Metals & Mining

Item 4.	Summary of Material Change

Entree Gold’s joint venture partner, Ivanhoe Mines Ltd. (through its subsidiary Ivanhoe Mines Mongolia Inc. XXK or “IMMI”), and major shareholder, Rio Tinto, signed an Investment Agreement on October 6, 2009.  Conditions precedent for the finalization of the Investment Agreement include the successful conversión of the exploration licences currently subject to the Entree-Ivanhoe Joint Venture (the Shivee Tolgoi and Javhlant licences) to mining licences.

Item 5.	Full Description of Material Change

5.1  Full Description of Material Change

The Company, through its wholly owned subsidiary Entrée LLC, holds three exploration licenses that comprise the 179,590 hectare Lookout Hill property in Mongolia.  The Project Area comprises approximately 25% (40,000 hectares) of the Lookout Hill property.

IMMI, a subsidiary of Ivanhoe Mines Ltd. (“Ivanhoe”), has earned a 80% interest in the Project Area by incurring US$35 million, its maximum interest.  Under the terms of the Earn-In Agreement, a joint venture was formed.

On October 6, 2009, Ivanhoe, IMMI and Rio Tinto signed an Investment Agreement with the Mongolian government to create a partnership to develop the Oyu Tolgoi mining complex.  The contract area includes the Shivee Tolgoi and Javhlant exploration licences which are part of the Entree-Ivanhoe joint venture and contain the Hugo North Extension and Heruga deposits.  Inclusión of these licences in the area considered by the Investment Agreement is important to the future development of Oyu Tolgoi.  The Mongolian government will be entitled to secure a 34% interest in the joint venture properties upon conversión to mining licences.

Ivanhoe holds approximately 15% of the issued and outstanding shares of the Company.

Rio Tinto holds approximately 16% of the issued and oustanding shares of the Company.

5.2  Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mona Forster, Vice President and Corporate Secretary
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 6th day of October, 2009.